

July 21, 2008

Mail Stop 7010

Via U.S. mail

Laurence S. Levy
Chairman of the Board and Chief Executive Officer
Hyde Park Acquisition Corp.
461 Fifth Avenue, 25th Floor
New York, NY 10017

Re: **Hyde Park Acquisition Corp.**
        Preliminary Proxy Statement on Schedule 14A Amendment No.1
        Filed on July 2, 2008
        File No.: 000-52459

Dear Mr. Levy:

We have reviewed your filing and have the following comments. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About the Acquisition, page 1

> What are the retained interests and why will the existing owners of Holdings
> own them after completion of the acquisition?, page 3

1. We note your revised disclosure in response to our prior comment 9. We
   further note that Essex has already acquired 400,000 shares of the company's
   common stock (see Essex 10b5-1 Plan discussion on page 17). Please revise
   the proxy statement to include disclosure about the percentage of interest that
   the members of Holdings will retain in light of the 400,000 share purchase as
   well as the minimum percentage of the Holdings interests that Hyde Park will
   acquire.

2. Please disclose the estimated percentage of Hyde Park's common stock that
   the existing members of Holdings may hold as of the closing (assuming that
   the entire $10 million value in retained interests is held in the form of shares
   of the company's common stock).

Is Hyde Park issuing any shares of common stock in the acquisition?, page 4

3. It appears that the answer given in response to the captioned question attempts to address any dilution concerns affecting the IPO shareholders.

- Please confirm whether the 132,912 shares of the company's common stock will be issued to Houlihan Smith as part of its advisory fee, or to Macquarie Capital for its services in connection with the proposed acquisition.

- Based on your disclosure in the third paragraph of page 45 and Section 4(b) of the employment agreements attached as Annex E to the proxy statement, please disclose the maximum equity interest the management of Essex may obtain, in the aggregate, as a result of option exercises. Also, in an appropriate section of the proxy please disclose management's ultimate ownership interest in Hyde Park, assuming that their retained interests are held in the form of Hyde Park's shares of common stock.

Why is Hyde Park proposing the adjournment proposal?, page 7

4. We note your revised disclosure in response to our prior comment 8. Please further revise your disclosure to address the concern raised in bullet point three of our prior comment 8.

Summary, page

The Acquisition Proposal, page 10
The Acquisition, page 10

5. We note your revised disclosure in response to our prior comment 10, including the illustration found on page 11. In the "Sources of Funds" calculations, please include a conversion payout line item, including the amount of the payout.

6. In footnote 2, please explain what reimbursement amount "would increase proportionately to up to $250,000" and in proportion to what.

Vote Required to Adopt the Acquisition Proposal, page 19

7. We note your response to prior comment 8. We believe that it would be reasonable for a holder of your IPO shares to believe that unless the holders of at least 80% of IPO shares did not want to convert, the company would continue to look for another transaction or return their proportionate share of the trust. This is based on disclosure in your IPO prospectus and your charter documents that if the holders of 20% or more of the IPO shares do want to

convert, you will not proceed with a transaction. It is not disclosed to investors in your prospectus that the company would act with the purpose or effect of controlling this outcome to assure that the condition is approved. The fact that holders of shares of a public company might dispose of them does not, in our view, equate to the company actively incentivizing holders to approve the transaction and not convert where, absent such incentive, they may have been likely to withhold approval and request conversion.

8. Therefore, we ask that you please remove the reference to the company entering in to such transactions and confirm supplementally that it will not do so, directly or indirectly. Alternatively, you should explain in the filing in greater detail the terms of the transactions that the company would engage in, how the company would fund such transactions and the indirect impact of such transactions on the funds in the trust, why such transactions would be fair to holders who do not want to approve the transaction but want the company to continue to seek out an alternative transaction, and why the company's participation in such transactions is consistent with the prospectus and charter documents and with the understanding of a reasonable investor who had read those materials. In this case we would also ask for your analysis whether the company's solicitation of such transactions would constitute a tender offer and we would advise you that we will likely have significant additional comments upon review of your response.

The Acquisition Proposal, page 43

Background of the Acquisition, page 43

9. We note your revised disclosure in response to our prior comment 27. However, your disclosure does not address who proposed the retained interests and how they were negotiated. Please revise your disclosure to fully address our prior comment 27.

Factors Considered by the Hyde Park Board in Approving the Acquisition, page 46

10. We note that in the opening paragraph, you disclose that in evaluating this transaction, the board relied on financial "and other information relating to Holdings and Essex." In your "Attractive underlying assets" discussion on page 47, you state that Essex's cranes and attachments "have useful lives of up to 50 years, with the average fleet age of 18 years."

Based on the information found in Note (1) on page 7 of the Essex Crane Rental Corp Transaction Briefing, it appears that independent specialist equipment appraisers were commissioned to appraise Essex's pool of assets. If the appraisal is one of the "other" factors considered by the board in approving the acquisition, as well as one of the factors taken in consideration in determining the average age of the Essex's fleet, please include appropriate disclosure about this third party appraisal in accordance with Item 14(b)(6) of Schedule 14A.

Operating Characteristics of the Industry, page 46

11. We note your revised disclosure in response to our prior comment 28. Please disclose the data that you are referring to in your disclosure, as well as the management consultant you retained.

Interests of Hyde Park Directors and Officers in the Acquisition, page 60

12. We note your revised disclosure and tabular presentation in response to our prior comment 37. It appears that the gain on securities amount for Mr. Laurence Levy is incorrect. Please revise accordingly.

Strategy, page 98
Increase market share and pursue profitable growth opportunities, page 99

13. We note your revised disclosure in response to our prior comment 44. Based on our review of the supplemental information that you provided, it appears that Essex (i) currently operates a limited number of service and storage centers and (ii) has derived a substantial portion of its revenues from certain geographical locations (we note page 7 of each of the following presentations: Project Longley, Opportunity Overview – Hyde Park Acquisition Corp. dated September 2007; and Project Longley, Charts dated October 2007). Please elaborate on your disclosure that Essex's geographical footprint covers "all of North America."

Facilities, page 100

14. We note your revised disclosure in response to our prior comment 45. Based on Essex's current locations and the goal of establishing service and storage centers within a 500 mile radius of an Essex facility, please quantify your disclosure by identifying, to the extent known, the number and location of the additional centers contemplated in Essex's growth strategy.

Unaudited Pro Forma Condensed Combined Financial Statements, page 135

15. Please revise your head note to clarify that the pro forma statement of operations for the interim period is also presented as if the transaction took place on January 1, 2007, as required by Article 11-02(b)(6) of Regulation S-X.

16. We note your response to prior comment 49. Please prominently disclose in the head note to the pro forma financial statements that the pro forma statements of operations may not be representative of future results and specifically address the impact of the fair value adjustments on future gains on the sales of used rental equipment and on depreciation expense. Please also include this disclosure in a head note to the Selected Unaudited Pro Forma Consolidated Financial Information on page 30 and MD&A – Overview on page 111.

17. We note your response to prior comment 51. It is not clear to us why you believe it is appropriate to reflect the retained interests as equity in the pro forma financial statements. Please clarify or revise.

18. We note your response to prior comment 52. Please specifically disclose in Note (O) how you calculated the depreciation expense adjustments separately for rental equipment and property and equipment for each pro forma period.

19. In order to provide more transparency, please disclose your estimated average outstanding balance on the new revolving credit facility for each pro forma period in Note (Q) and the unused line fee rate and average unused balance in Notes (Q) and (V). Also, it is not clear to us why interest expense is not based on the rate that would have been in effect during each pro forma period.

20. We note your response to prior comment 54; however it is not clear to us why you believe the effective tax rate at December 31, 2007 is appropriate.

21. We note your response to prior comment 55. Please confirm that historical compensation expense is indicative of the future expenses under the new Employment Agreements described on page 94, or if applicable, tell us how you have reflected the incremental compensation costs in the pro forma financial statements.

Essex Holdings – Historical Financial Statements
Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page F-26

22. We note your responses to prior comment 58. Please explain how the transportation and assembly "deliverables" meet the criteria in paragraph 9(a) of EITF 00-21 of having value to the customer on a standalone basis. Also, it is not clear to us from your response if or how you account for transportation and assembly fees for rental agreements that don't specify such charges.

23. Please revise your disclosures to clarify when transportation revenue is recognized for drop-off and pick-up of the rental equipment. Also, please tell us if drop-off and pick-up fees are essentially the same, if they are not, please explain the basis for any differences.

24. Please delete the word "generally" on page F-26 consistent with your revenue recognition policy footnote in the March 31, 2008 interim financial statements and your response. Also, please provide the disclosures required by paragraph 23(b)(ii) of SFAS 13.

Note 9 – Commitments and Contingencies, page F-16

25. Please be advised that if you refer to third party consultants in a registration statement you will be required to file a consent.

Note 11 - Subsequent Events, page F-17

26. Please explain to us your accounting for this plan and for the subsequent release of shares.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Accountant, at (202) 551-3753 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 894-5873**

Todd J. Emmerman, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585